SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. __)*

                          UNITED INVESTORS REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910741107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Chaim Katzman
                             c/o M.G.N. (USA), Inc.
                              Gazit-Globe (82) Ltd.
                       1696 Northeast Miami Gardens Drive
                              North Miami, FL 33179

                                 (305) 947-1664
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 18, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No.    910741107            SCHEDULE 13D           Page 2 of 11 Pages
-------------------------------                  -------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Chaim Katzman [ IRS #:  ###-##-####]
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [X]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

          WC
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                                           [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel and the United States
----------------------------------- ------ --------------------------------------------- -------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER                                                                    -0-
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH
                                    ------ --------------------------------------------- -------------------------------------------
                                      8    SHARED VOTING POWER                                                              449,370

                                    ------ --------------------------------------------- -------------------------------------------
                                      9    SOLE DISPOSITIVE POWER                                                               -0-

                                    ------ --------------------------------------------- -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                                                         449,370

------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        449,370
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                                                                       [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

         IN
------- ----------------------------------------------------------------------------------------------------------------------------


                     ** See instructions before filling out!

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 3 of 11 Pages
-------------------------------                  -------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          M.G.N. (USA), Inc. [IRS #:  ###-##-####]
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [X]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS  **

          WC
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                                           [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
----------------------------------- ------ --------------------------------------------- -------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER                                                                    -0-
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH
                                    ------ --------------------------------------------- -------------------------------------------
                                      8    SHARED VOTING POWER                                                              449,370

                                    ------ --------------------------------------------- -------------------------------------------
                                      9    SOLE DISPOSITIVE POWER                                                               -0-

                                    ------ --------------------------------------------- -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                                                         449,370

------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        449,370
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  **                                                                                                      [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.0%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON **

         CO
------- ----------------------------------------------------------------------------------------------------------------------------


                     ** See instructions before filling out!

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 4 of 11 Pages
-------------------------------                  -------------------------------

------- ----------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Gazit-Globe (82) Ltd.
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                    (a) [X]
                                                                                                                            (b) [ ]
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS **

          WC
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                                                           [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
----------------------------------- ------ --------------------------------------------- -------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER                                                                    -0-
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH
                                    ------ --------------------------------------------- -------------------------------------------
                                      8    SHARED VOTING POWER                                                              449,370

                                    ------ --------------------------------------------- -------------------------------------------
                                      9    SOLE DISPOSITIVE POWER                                                               -0-

                                    ------ --------------------------------------------- -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER                                                         449,370

------- ----------------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        449,370
------- ----------------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES ***                                                                                                      [ ]

------- ----------------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.0%
------- ----------------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

         CO
------- ----------------------------------------------------------------------------------------------------------------------------


                     ** See instructions before filling out!

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 5 of 11 Pages
-------------------------------                  -------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value (the "Common Stock"), issued by United Investors Realty Trust, a Texas corporation (the "Company"), whose principal executive offices are located at 5847 San Felipe, Suite 850, Houston, Texas 77057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of Chaim Katzman, an individual, M.G.N. (USA), Inc., a Nevada corporation and Gazit-Globe (82) Ltd., an Israeli corporation. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

         (b) The address of the principal business and principal office of each of the Reporting Persons is 1600 N.E. Miami Gardens Drive, Suite 200, North Miami Beach, FL 39179.

         (c) The principal business of each of M.G.N. (USA), Inc., and Gazit-Glove (82) Ltd. is that of private investment, engaging in the purchase and sale of securities for investment for its own account. Chaim Katzman is President of M.G.N. (USA), Inc., Gazit-Globe (82) Ltd. and Equity One, Inc., a Maryland corporation.

         (d) The names, present principal occupation, or employment and the name, principal businesses and address of any corporation or other organization in which such employment is conducted of all executive officers Iand directors of M.G.N. (USA), Inc. and Gazit-Globe (82) Ltd. are listed on Schedule A hereto.

         (e) None of the persons referred to in paragraph (a) or (d) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) None of the persons referred to in paragraph (a) or (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (g) Chaim Katzman is a citizen of both the United States of America and Israel. M.G.N. (USA), Inc. Is a Nevada corporation and Gazit-Globe (82) Ltd. is an Israeli corporation.

Item 3.  Source and Amount of Funds and Other Consideration.

         The net investment cost (including commissions, if any) of the Common Stock beneficially owned by the Reporting Persons $2,567,247. The shares of Common Stock purchased by the Reporting Persons were purchased with the working capital of the Reporting Persons.

         Certain shares of Common Stock beneficially owned by the Reporting Persons are held in margin accounts. Such margin accounts are maintained at SouthTrust Securities, Inc., and may from time to time have debit balances. Currently, the interest rate charged on such margin accounts is approximately 8.25% per annum.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. The shares may be disposed of at any time.

         None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 6 of 11 Pages
-------------------------------                  -------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 8,979,000 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 17, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended June 30, 2000.

         As of the close of business on September 15, 2000:

             (i) M.G.N. (USA), Inc. owns beneficially 449,370 shares of Common Stock, constituting approximately 5.0% of the shares outstanding.

             (ii) Gazit-Globe (82) Ltd. owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Gazit-Globe (82) Ltd. may be deemed to own beneficially the 449,370 shares of Common Stock beneficially owned by M.G.N.
(USA), Inc.

             (iii) Chaim Katzman owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Chaim Katzman may be deemed to own beneficially the 449,370 shares of Common Stock beneficially owned by M.G.N. (USA), Inc.

         (b) Each of the Reporting Persons has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it.

         (c) The trading dates, number of shares purchased and price per share for all transactions in the Common Stock from the 60th day prior to September 18, 2000, by the Reporting Persons are set forth in Schedule B and were all effected in the over-the- counter market.

         (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons do not, individually or collectively, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 7 of 11 Pages
-------------------------------                  -------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 18th day of September, 2000.

                                  M.G.N. (USA), INC., a Nevada corporation


                                  By  /s/ Chaim Katzman
                                    --------------------------------------------
                                          Chaim Katzman
                                          Title:  President


                                  GAZIT-GLOBE (82) Ltd., an Israeli Corporation


                                  By  /s/ Chaim Katzman
                                    --------------------------------------------
                                    Chaim Katzman
                                    Title:  Director

                                  CHAIM KATZMAN

                                  /s/ Chaim Katzman
                                    --------------------------------------------

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 8 of 11 Pages
-------------------------------                  -------------------------------

                                   Schedule A

                        EXECUTIVE OFFICERS AND DIRECTORS

Gazit-Globe (82) Ltd.
NAME                                        OFFICE AND ADDRESS OF EMPLOYMENT
----                                        --------------------------------

Chaim Katzman                               Title:  President/Director
                                            1696 Northeast Miami Gardens Drive
                                            North Miami, FL  33179

Dori Segal                                  Title:  President/Director
                                            1696 Northeast Miami Gardens Drive
                                            North Miami, FL  33179

Varda Zuntz                                 Title:  President/Director
                                            1696 Northeast Miami Gardens Drive
                                            North Miami, FL  33179

Eli Shahar                                  Title:  Director
                                            11 Shaul avigor St.
                                            Tel-Aviv 69379

Chaim Ben Dor                               Title:  Director
                                            14 nili St.
                                            Jerusalem 92548

Alon Bursuk                                 Title:  Director
                                            42 rothschild blvd. St.
                                            Tel-Aviv

Ariela Zuchovitzky                          Title:  Director
                                            6 wissotzky St.
                                            Tel-Aviv 62338

Zvi Aleroti                                 Title:  Director
                                            1 Avtalyon St.
                                            Herzliah 46470

M.G.N. (USA), Inc.
NAME                                        OFFICE AND ADDRESS OF EMPLOYMENT
----                                        --------------------------------

Chaim Katzman                               Title:  President/Director
                                            1696 Northeast Miami Gardens Drive
                                            North Miami, FL  33179

Dori Segal                                  Title:  Director
                                            1696 Northeast Miami Gardens Drive
                                            North Miami, FL  331719

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D           Page 9 of 11 Pages
-------------------------------                  -------------------------------

                                   Schedule B

                        Transactions in the Common Stock

                                                                              Price Per share
   Date of Transaction    Number of Shares Purchased (Sold)    (including Commissions, if any)
  ---------------------  -----------------------------------  ---------------------------------
         9/20/00                       2000                                    6 3/32
         9/20/00                       7000                                    6 5/32
         9/20/00                        600                                    6 1/16
         9/20/00                       2200                                    5 15/16
         9/20/00                        400                                    6 1/8
         9/20/00                       1000                                    5 15/16
         9/20/00                       1600                                    5 15/16
         9/20/00                       2000                                    5 15/16
         9/20/00                       1000                                    6 1/16
         9/20/00                       2800                                    6
         9/20/00                       1000                                    6 1/16
         9/20/00                        100                                    6 1/16
         9/20/00                       1000                                    6 1/8
         9/20/00                        100                                    6 1/16
         9/20/00                       1000                                    5 15/16
         9/20/00                       2000                                    5 15/16
         9/20/00                       1600                                    5 15/16
         9/19/00                       1500                                    5 15/16
         9/19/00                       1000                                    5 13/16
         9/19/00                        200                                    5 15/16
         9/19/00                        200                                    5 15/16
         9/19/00                       1300                                    5 15/16
         9/19/00                       1000                                    5 31/32
         9/19/00                       3000                                    5 31/32
         9/19/00                       6000                                    5 31/32
         9/19/00                       1000                                    5 15/16
         9/19/00                       2000                                    5 15/16
         9/19/00                        500                                    5 15/16
         9/19/00                        100                                    5 15/16
         9/19/00                       5000                                    5 31/32
         9/18/00                        100                                    5 11/16
         9/18/00                        500                                    5 11/16
         9/18/00                       3600                                    5 11/16
         9/18/00                       1000                                    5 11/16
         9/15/00                       1000                                    5 5/8
         9/15/00                        500                                    5 5/8
         9/15/00                       1500                                    5 5/8
         9/15/00                        100                                    5 5/8
         9/15/00                       3500                                    5 5/8
         9/15/00                       1700                                    5 17/32
         9/15/00                        300                                    5 17/32
         9/15/00                        800                                    5 17/32
         9/15/00                       1000                                    5 5/8
         9/14/00                        500                                    5 17/32
         9/14/00                       1000                                    5 17/32
         9/13/00                       1000                                    5 1/2
         9/13/00                       2000                                    5 1/2

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D          Page 10 of 11 Pages
-------------------------------                  -------------------------------

                                                                              Price Per share
   Date of Transaction    Number of Shares Purchased (Sold)    (including Commissions, if any)
  ---------------------  -----------------------------------  ---------------------------------
         9/13/00                       4700                                    5 1/2
         8/30/00                       3000                                    5 1/8
         8/30/00                       3000                                    5 1/8
         8/24/00                       3900                                    5 3/8
         8/24/00                       1000                                    5 3/8
         8/23/00                       4500                                    5 5/16
         8/23/00                       1500                                    5 5/16
         8/22/00                       1500                                    5 1/2
         8/22/00                       1000                                    5 1/2
         8/22/00                       1700                                    5 1/2
         8/21/00                        500                                    5 1/2
         8/21/00                        500                                    5 1/2
         8/21/00                       3000                                    5 1/2
         8/21/00                        900                                    5 1/2
         8/21/00                        500                                    5 1/2
         8/21/00                       2400                                    5 1/2
         8/16/00                       2900                                    5 3/8
         8/16/00                        500                                    5 3/8
         8/16/00                       2600                                    5 3/8
          8/8/00                       6000                                    5 3/16
          8/1/00                       5500                                    5 3/16
          8/1/00                        200                                    5 3/16
          8/1/00                        300                                    5 3/16
          8/1/00                       6000                                    5 1/4
         7/31/00                       3100                                    5 1/4
         7/31/00                       1000                                    5 1/4
         7/31/00                        900                                    5 1/4
         7/31/00                       1000                                    5 1/4
         7/28/00                       2000                                    5 1/4
         7/27/00                        400                                    5 1/4
         7/27/00                       7000                                    5 1/4
         7/24/00                        200                                    5 3/8
         7/24/00                        200                                    5 3/8
         7/24/00                       4000                                    5 3/8
         7/24/00                       6270.7824                               5.45833
         7/21/00                       1700                                    5 3/8
         7/21/00                        700                                    5 7/16
         7/21/00                        300                                    5 3/8
         7/21/00                       2000                                    5 3/8
         7/21/00                       3900                                    5 1/2
         7/21/00                       1000                                    5 1/2
         7/20/00                       4000                                    5 1/2
         7/20/00                        100                                    5 1/2

-------------------------------                  -------------------------------
CUSIP No.    910741107            SCHEDULE 13D          Page 11 of 11 Pages
-------------------------------                  -------------------------------

                     STATEMENT OF JOINT SCHEDULE 13D FILINGS

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

September 18, 2000

                                  M.G.N. (USA), INC., a Nevada corporation


                                  By  /s/ Chaim Katzman
                                    --------------------------------------------
                                          Chaim Katzman
                                          Title:  President

                                  GAZIT-GLOBE (82) Ltd., an Israeli Corporation


                                  By  /s/ Chaim Katzman
                                    --------------------------------------------
                                    Chaim Katzman
                                    Title:  Director


                                  CHAIM KATZMAN


                                  /s/ Chaim Katzman
                                  ----------------------------------------------